News Release 19-15

July 22, 2019

SSR MINING TO ACQUIRE REMAINING 25% INTEREST IN PUNA OPERATIONS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) whereby SSR Mining will acquire the remaining 25% interest in Puna Operations Inc. (“Puna Operations”) from Golden Arrow Resources Corporation (TSX-V: GRG) (“Golden Arrow”) for aggregate consideration totaling approximately $34 million (the “Transaction”). Upon closing of the Transaction, SSR Mining will own 100% of Puna Operations.

Paul Benson, President and CEO said, “This is a positive deal for both parties, in that it allows SSR Mining to consolidate our ownership in Puna Operations and streamline our reporting structure, while benefiting Golden Arrow by providing funding to pursue its exploration projects, eliminating its debt obligation to us, and cancelling our shares in Golden Arrow. The Transaction provides SSR Mining with near-term low-risk silver production growth, while allowing Golden Arrow shareholders liquidity and exposure to both Puna Operations and our diversified asset portfolio through ownership of SSR Mining shares.”

Transaction Highlights
(All figures are in U.S. dollars unless otherwise noted)

▪	Consolidates ownership structure: Simplifies Puna Operations management and reporting structure for cost savings and operational flexibility.

▪	Near-term silver production growth: Immediately increases our expected silver production profile in 2019 to 6.5 million ounces, based on mid-point production guidance.

▪
Strengthens financial and exploration capability of Golden Arrow: Provides Golden Arrow with significant funds to explore its project portfolio, while eliminating all debt obligations to SSR Mining and maintaining exposure to Puna Operations through ownership of SSR Mining shares.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Transaction Consideration

Under the terms of the Agreement, SSR Mining will pay an aggregate consideration of approximately $34 million, consisting of:

▪	$2.3 million in cash payable upon closing;

▪	Cancellation of the outstanding principal and accrued interest on the $10 million non-revolving term loan as reported in our news release dated February 21, 2019;

▪
Approximately $20 million in common shares of SSR Mining determined by the 20-day volume weighted average price of SSR Mining’s common shares on the Toronto Stock Exchange ending on the last trading day prior to the closing date of the Transaction;

▪	Payment of Golden Arrow’s portion of any cash calls made by Puna Operations under the shareholders agreement until the closing of the Transaction; and

▪	Transfer to Golden Arrow for cancellation of the 4,285,714 common shares of Golden Arrow held by SSR Mining, which have an approximate value of $0.8 million.

Transaction Conditions and Timing

Under the terms of the Agreement, the Transaction will require the approval of at least 66 2/3% of the votes cast by the shareholders of Golden Arrow at a special meeting. Golden Arrow’s Board of Directors has unanimously approved the Transaction and will provide a written recommendation that Golden Arrow shareholders vote in favor of the Transaction in the management information circular to be mailed in connection with the Transaction. Each of the directors and senior officers of Golden Arrow have entered into an agreement to vote in favor of the Transaction at the special meeting of Golden Arrow shareholders.

Completion of the Transaction is subject to approval by the Golden Arrow shareholders, regulatory approvals and other customary closing conditions. The Transaction includes customary provisions, including non-solicitation of alternative transactions and a break fee. The Transaction is expected to close in the fourth quarter of 2019.

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About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our expected production from Puna Operations in 2019; the anticipated benefits of the Transaction to SSR Mining; the expected delivery of voting support agreements in connection with Golden Arrow’s shareholder approval; and the expected closing date of the Transaction.

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In respect of the forward‐looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the Transaction, the parties have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to: the time required to prepare and mail shareholder meeting materials; the ability of the parties to receive, in a timely manner, the necessary shareholder, stock exchange and regulatory approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including: unforeseen delays in preparing meeting materials; inability to secure necessary shareholder, stock exchange and regulatory approvals in the time assumed; or the need for additional time to satisfy the other conditions to the completion of the Transaction.

You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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